FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 6, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009
ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

BROADCOM CHOOSES ARM CORTEX-R4 PROCESSOR FOR

NEXT-GENERATION BLU-RAY PLAYERS

Upgrade from ARM7TDMI processor provides increase in performance and power efficiency

CAMBRIDGE, UK – January 6th, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that Broadcom Corporation has chosen the ARM® Cortex™-R4 processor for use in its future Blu-ray player chips  The Cortex-R4 processor offers a unique blend of performance, real-time response and power efficiency, enabling highly cost-effective implementations for Blu-ray players with the highest level of user-responsiveness, quick scene location and reliable playback.  The Cortex-R4 processor has been designed for low power and supports complete power down when the player is in standby mode.

A comprehensive software ecosystem supports the Cortex-R4 processor and the portability of this software is made easy by the consistent ARM Instruction Set Architecture (ISA), enabling a smooth software migration path from the ARM7TDMI® processor-based solution.

“We expect that the Cortex-R4 processor used in our next-generation designs will enable Broadcom to provide high -performance, cost-effective and low-power solutions for manufacturers looking to develop Blu-ray players,” said Dan Marotta, senior vice president and general manager of Broadcom’s Broadband Communications Group. “Reducing prices while providing increasingly high-quality, low-power products is crucial to the growth of next-generation Blu-ray devices.”

“This latest agreement further strengthens ARM’s position in next-generation converged home equipment for the consumer market,” said Mike Inglis, executive vice president and general manager of the Processor Division, ARM. “As Blu-ray players prepare for mass market expansion, OEMs need the flexibility to reduce costs while enhancing feature sets and usability. The ARM Cortex-R4 processor helps enable this by providing access to the industry’s widest range of ARM architecture-based software and tools through the ARM Connected Community™”.

The Cortex-R4 processor is the first deeply embedded processor to be based on the ARMv7 architecture and is targeted at very high volume, deeply embedded applications. The processor provides key savings in cost and power consumption for system developers, offering substantially higher performance than any other processor with similar die size.

One of the key benefits of the Cortex-R4 processor is its “Dormant” mode where the Tightly Coupled Memories (TCM) and Caches are powered while the rest of the processor is switched off. The Cortex-R4 processor also supports substantial synthesis time configurability that enables designers to match the processor precisely to the application requirements.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. Cortex and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc., ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Broadcom®, the pulse logo, Connecting everything®, and the Connecting everything logo are among the trademarks of Broadcom Corporation and/or its affiliates in the United States, certain other countries and/or the EU.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Lorna Dunn	Vicky Hayden
ARM	Text 100
+44 (0) 1223 400835	+44 208 846 0704
lorna.dunn@arm.com	londonarm@text100.co.uk

Erik Ploof	Star Meza
ARM	Text 100
+1 425 880 6033	+1 415 593 8431
erik.ploof@arm.com	Star.meza@text100.com